Mr. Keneath Chen                                     Dan Matsui/Eugene Heller
Capital Operation Department                         Silverman Heller Associates
Qiao Xing Universal Telephone, Inc.                  1100 Glendon Avenue, PH-1
Huizhou, Guangdong, P.R.C.                           Los Angeles, CA 90024-3503
http://www.qiaoxing.com                              Tel: (310) 208-2550
E-mail: qxxiao@pub.huizhou.gd.cn                     Fax: (310) 208-0931
Tel:  (011) 86-752-282-0268                          E-mail: dmatsui@sha-ir.com
Fax: (011) 86-752-282-0260


                          QIAO XING UNIVERSAL TELEPHONE
                         IN COOPERATIVE TRADE AGREEMENT,
                     SEES POTENTIAL GROWTH IN SALES, MARGINS

HUIZHOU, CHINA (March 20, 2001)-Qiao Xing Universal Telephone, Inc. (Company) (Nasdaq NMS: XING), through its operating subsidiary, Qiao Xing
Telecommunications, today announced a cooperative trade agreement with Qiao Xing Group, through which the Company expects to reduce its importing and exporting costs, with the potential for higher sales and improved margins.

As a sole Chinese enterprise, privately-held Qiao Xing Group qualified for an independent export-import license from the Foreign Trade and Economic Cooperation Ministry of the People's Republic of China. The license allows Qiao Xing Group to directly export and import materials and goods, therefore bypassing state-mandated intermediaries and associated export/import fees and other costs. Most private enterprise in China is required to channel exports through state-approved foreign-trade companies, which involves a 3%-10% surcharge. Imports must also be routed through intermediaries and involves similar costs.

Under the cooperative agreement, the Company's subsidiary will provide manpower and other resources to support Qiao Xing Group's foreign trade operations in exchange for the right to import and export through Qiao Xing Group. As a result, the Company expects to reduce production costs related to imported materials and components and selling costs related to exporting its products outside China.

Mr. Rui Lin Wu, Qiao Xing Univeral chairman, commented: "Trading in foreign markets with the benefit of this agreement offers attractive potential for both lower costs and higher sales growth. Being able to directly import raw materials, components and equipment is expected to reduce production costs. Lower production costs can contribute to stronger gross margins and can allow pricing flexibility to further increase sales in the Chinese market.

"This agreement also supports our strategy to expand sales to other regions of the world," continued Mr. Wu. "For example, beginning this month, telephone companies in Korea are introducing caller-ID service, which is expected to result in demand for as many as 8 million caller-ID telephones. To the extent we can reduce costs related to exporting our caller-ID model to Korea would create the potential for Qiao Xing to offer competitive pricing and establish a strong foothold in that market. Generally, the Company can now increase its commitment to foreign markets and more aggressively develop new sales and profit sources."

                                     -more-

In August 1995, Qiao Xing Universal Telephone, Inc. became the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces 165 models of corded telephones and 25 cordless models. Its sales network is extensive with 1,350 retail store locations throughout China. Ranked #2 in telephone sales in China for 1997 and 1998, the Company achieved the #1 sales ranking for 1999.

This press release contains forward-looking statements regarding costs, market opportunities, sales and margins. Such forward-looking statements involve important risks and uncertainties that could significantly affect future results. These risks and uncertainties include, but are not limited to, those relating to business, economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, technological change, competition, material factors relating to the operations of the business, and global business and economic conditions.

                                      # # #